UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 28, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Luna Innovations Incorporated

File No. 000-52008- CF#25264

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Luna Innovations Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 17, 2010.

Based on representations by Luna Innovations Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through January 12, 2020
Exhibit 10.7	through January 12, 2015
Exhibit 10.8	through January 12, 2020
Exhibit 10.9	through January 12, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel